Exhibit 4.1a

FIRST AMENDMENT TO RIGHTS AGREEMENT

This First Amendment to Rights Agreement (this “Amendment’) is made and entered into this 30th day of October, 1996, by and between Katy Industries, Inc., a Delaware corporation (the “Company”), and Harris Trust and Savings Bank, an Illinois banking corporation (the “Rights Agent”).

WHEREAS, the Company and the Rights Agent are parties to that certain Rights Agreement, dated as of January 13, 1995 (the “Agreement”) governing, inter alia, the issuance and exercise of Rights, as defined in the Agreement, and

WHEREAS, on July 29, 1996, the Board of Directors of the Company approved an amendment to the Agreement in the form set forth in this Amendment;

NOW, THEREFORE, in consideration of the premises and the mutual agreements herein set forth, the parties hereby agree as follows:

1. Section l(a) of the Agreement is hereby amended by deleting such section in its entirety and inserting in lieu thereof the following:

(a) “Acquiring Person” shall mean any Person (other than the Company, any Subsidiary of the Company, any employee benefit plan maintained by the Company or any of its Subsidiaries or any trustee or fiduciary with respect to such plan acting in such capacity) which, upon the acquisition of additional shares of Company Common Stock after the rights Dividend Declaration Date, shall become the Beneficial Owner of l0% or more of the shares of Company Common Stock from time to time outstanding; provided, however, that the term Acquiring Person shall not include an Exempt Person; provided, further, however, if (i) the Board of Directors of the Company determines in its sole discretion that (A) there is no reason to believe that any Person which otherwise would be an Acquiring Person shall have crossed a relevant threshold of aggregate beneficial ownership of the Company Common Stock with an intention to seek to acquire control of, or to influence, the Company and (B) such Person becoming an Acquiring Person is not in the best interests of the Company and the holders of the Company Common Stock and (ii) such Person shall have subsequently reduced its beneficial ownership of shares of Company Common Stock below such relevant threshold, then such Person shall not be an Acquiring Person.

2. Except as expressly amended hereby, all of the terms and provisions of the Agreement shall continue and remain in full force and effect and each party hereby confirms, ratifies and approves each and every of its obligations under the Agreement, as amended by this Amendment.

3. This Amendment shall be governed by, and construed in accordance with, the laws of the State of Delaware, applicable to contracts executed in and to be performed entirely in such state.

4. This Amendment may be executed (including by facsimile) in one or more counterparts, and by the different parties hereto in separate counterparts, each of which when executed, shall be deemed to be an original, but all of which taken together shall constitute one and the same instrument.

IN WITNESS WHEREOF, the parties hereto have caused this Amendment to be duly executed, all as of the date first above written.

Attest: By: /s/ Ronald J. Klump Ronald J. Klump Its: Controller	KATY INDUSTRIES, INC. By: /s/ John R. Prann, Jr. John R. Prann, Jr. Its: President

Attest: By: /s/ Tod C. Shafer Tod C. Shafer Its: Vice President	HARRIS TRUST & SAVINGS BANK By: /s/ Bruce R. Hartney Bruce R. Hartney Its: Vice President